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                                August 12, 2021

       Sasha Kaplun
       Chief Executive Officer
       Madre Tierra Mining Ltd.
       1321 Blanshard Street, Suite 301
       Victoria, British Columbia, Canada V8W 0B6

                                                        Re: Madre Tierra Mining
Ltd.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed July 22, 2021
                                                            File No. 024-11452

       Dear Mr. Kaplun:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2021 letter.

       Amendment No. 2 to Form 1-A filed July 22, 2021

       Cover Page

   1.                                                   Please disclose the
termination date of the offering.
       Security Ownership of Management and Certain Securityholders, page 36

   2. Please provide the information required by Item 12 of Part II of Form 1-A as of the most recent practicable
date. In that regard, we note that the table on page 36 relates to beneficial ownership as
of December 31, 2020.
 Sasha Kaplun
Madre Tierra Mining Ltd.
August 12, 2021
Page 2

        You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan,
Staff Accountant, at (202) 551-3388 if you have questions regarding the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 for engineering related questions. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameSasha Kaplun
                                                           Division of
Corporation Finance
Comapany NameMadre Tierra Mining Ltd.
                                                           Office of Energy &
Transportation
August 12, 2021 Page 2
cc:       Andrew Stephenson
FirstName LastName